EXHIBIT 6.1

ADVISORY BOARD MEMBER AGREEMENT

This Advisory Board Member Agreement (the “Agreement”) is dated July 1, 2022 (“Effective Date”) and is between _______________, an individual (the “Advisor”), and ADPI Fund I, LLC, a Wyoming limited liability company (the “Company”). Advisor and Company are sometimes referred to in this Agreement individually as a “Party” and collectively as “Parties.”

Background Information

A. Company was formed to acquire, renovate, lease, and sell real estate properties.

B. Advisor has certain expertise in various aspects of Company’s business.

C. Company desires to have Advisor serve as a member of the Advisory Board of the Company (“Advisory Board”) and Advisor desires to serve as a member of the Advisory Board on the terms and conditions set forth in this Agreement.

The Parties therefore agree as follows:

1. Incorporation of Background Information. The Background Information above is a material part of this Agreement and is incorporated into the terms and conditions by this reference.

2. Term. The term of this Agreement shall commence on the Effective Date and shall continue for a period of one (1) year (the “Term”); provided, however, the Term shall automatically renew for successive one (1) year periods until terminated pursuant to Section 3.

3. Termination. This Agreement may be terminated as follows:

(a) Company may immediately terminate this Agreement, upon giving written notice to Advisor, and without any further obligation, if the Company in good faith believes, in its sole discretion, that any of the following has occurred:

(i) Advisor engaged in any willful or egregious conduct which is detrimental to the Company; or

(ii) Advisor breached any of Advisor’s obligations under this Agreement.

(b) Either Party may terminate this Agreement for any reason, or no reason at all, upon at least thirty (30) days’ prior written notice.

Page 1 of 5

4. Duties and Responsibilities of Advisor. Advisor shall provide the following services to Company (collectively, the “Services”):

(a) Advisor agrees to serve on the Advisory Board and to attend periodic meetings as called by the Company in its reasonable discretion, including, face-to-face and electronic meetings. At minimum, Advisor shall be available on no less than a monthly basis for Advisory Board meetings and to confer with, provide updates to, and to answer questions from Company’s members and provide advice as reasonably requested by the Company.

(b) Advisor shall perform other various services, related to Advisor’s expertise, on behalf of the Company from time to time as mutually agreed upon by Advisor and Company including:

1. Review potential deals as needed

2. Provide business guidance and connections as needed

3. Attend monthly and/or quarterly meetings

4. Answer questions about ADPI Capital to the ADPI Community and other inquiring individuals

5. Compensation.

(a) Other than Advisor receiving equity in Company’s affiliated entity of ADPI Capital LLC, and pursuant to Section 5(b) below, the Parties agree that Advisor shall receive no further compensation under this Agreement for the Services of Advisor.

(b) Advisor may be reimbursed by the Company for any pre-approved expenses incurred by Advisor in connection with attending meetings or performing Services on behalf of the Company. Reimbursable expenses shall include mileage at the rate established by the Internal Revenue Service.

6. Independent Contractor. Advisor shall be an independent contractor and shall not be deemed an employee of the Company. Advisor acknowledges and agrees that, as an independent contractor, Advisor is solely responsible for the payment of any and all taxes and/or assessments imposed on account of payments or consideration (if any) provided by the Company to Advisor for the performance of Services by Advisor under this Agreement, and the Company shall not, by reason of Advisor’s status as an independent contractor, make any withholdings or payments of such taxes or assessments with respect to any payments made to Advisor. Advisor further agrees to defend, indemnify, and hold the Company harmless from and against any liability for all such taxes and/or assessments.

Page 2 of 5

7. Confidentiality.

(a) Advisor understands that, during the course of Advisor’s work with Company, Advisor will have access to Proprietary Information (as defined below) concerning the Company and its members. Advisor acknowledges and agrees that the Company has developed, compiled, and otherwise obtained, often at great expense, this Proprietary Information, which has great value to the Company. Advisor agrees to hold in strict confidence all Proprietary Information and will not disclose any Proprietary Information to anyone outside of the Company. Advisor will not use, copy, publish, summarize, or remove from the Company’s premises (or electronic records) any Proprietary Information, except during the Term of this Agreement to the extent necessary to carry out Services. Advisor agrees to defend, indemnify, and hold harmless the Company from any and all liability, damages, expenses, penalties, or judgments, including reasonable attorney’s fees, arising out of any unauthorized disclosure of Proprietary Information attributable to Advisor. The provisions of this Section 6 shall survive the termination of this Agreement.

(b) The term “Proprietary Information” in this Agreement means all information, inventions, trade secrets, products, and know-how in whatever form pertaining in any manner to the business of the Company (or any affiliate of it that might be formed) or to the Company’s members, consultants, business associates, or employees unless (i) the information is or becomes publicly known through lawful means; (ii) the information was rightfully in Advisor’s possession or part of Advisor’s general knowledge prior to Advisor’s engagement with the Company; or (iii) the information is disclosed to Advisor without confidential or proprietary restriction by a third party who rightfully possesses the information (without confidential or proprietary restriction) and who did not learn of it directly from the Company. Advisor acknowledges and agrees that the Company considers the following information to be included in the definition of Proprietary Information: (1) all member and clients lists and all lists or other compilations containing member, client, or vendor information; (2) information about investments and real estate, proposed investments and real estate, research, product development, inventions, techniques, processes, costs, profits, markets, marketing plans, strategies, forecasts, sales, and commissions; (3) plans for the future development and new concepts; (4) all investment and real estate operations, leasing, management, and renovation techniques or processes, documents, books, papers, drawings, models, sketches, computer programs, databases, and other data of any kind and description, including electronic data recorded or retrieved by any means; (5) the compensation and terms of employment of Company employees and service providers; (6) all other information that has been or will be given to Advisor in confidence by the Company (or any affiliate of it that might be formed); and (7) Company’s software or other intellectual property related to Company’s investments and real estate operations in various stages of development, designs, drawings, specifications, techniques, models, data, source code, algorithms, object code, documentation, diagrams, flow charts, research development, processes, and procedures. Proprietary Information also includes any information described above which the Company obtains from another party and which the Company treats as proprietary or designates as Proprietary Information.

Page 3 of 5

(c) Advisor agrees not to retain any Proprietary Information after termination of this Agreement and to return all Proprietary Information in paper or tangible form to the Company and destroy all electronic copies of such information.

8. Indemnification.

(a) Company shall, to the fullest extent permitted by law (and pursuant to Section 8(b) below), indemnify Advisor and hold Advisor harmless from any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, “Liabilities”) arising from any and all claims, demands, actions, suits, and proceedings, whether civil, administrative, or investigative, in which Advisor is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of being an Advisor to Company.

(b) Notwithstanding Section 8(a) above, Company shall have no duty to indemnity and hold Advisor harmless from any Liabilities where: (i) Advisor acts in bad faith; (ii) in Company’s reasonable opinion, where Advisor’s actions are opposed to the best interests of the Company or constitute gross negligence or willful misconduct or a breach of Advisor’s fiduciary duty to the Company, if any, or (iii) with respect to any criminal action or proceeding involving Advisor, Advisor had cause to believe beyond any reasonable doubt that Advisor’s conduct was criminal.

9. Miscellaneous.

(a) This Agreement will not be assigned or transferred by Advisor. Any such attempted assignment or transfer shall be null and void and may result in the immediate termination of this Agreement at the option of the Company.

(b) This Agreement shall only be modified in a writing by both Parties.

(c) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together will constitute one and the same instrument.

(d) All notices, requests, demands, claims, and other communications required by this Agreement must be in writing. Any such notice, request, demand, claim, or other communication will be deemed duly given two (2) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

Advisor:

Name

Address

Page 4 of 5

Address

Company:

ADPI Fund I, LLC

470 West Broad Street, Suite 701

Columbus, Ohio 43215

(e) This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Wyoming without giving effect to any choice or conflict of law provision or rule (whether of the State of Wyoming or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Wyoming.

(f) The failure by either Party to enforce any provision of this Agreement, or to require at timely performance by the other Party shall not be deemed a waiver, unless expressly agreed to in a writing signed by both Parties.

(g) Any term or condition of this Agreement that is invalid or unenforceable shall not affect the validity or enforceability of the remaining terms and conditions of this Agreement as a whole.

The Parties are signing this Agreement on the Effective Date.

ADPI FUND I, LLC

Sign:
Adam La Barr, Manager

Page 5 of 5